Exhibit 99.1

ElectraMeccanica Engages BDO to Lead Search for U.S. Assembly Facility and Engineering Technical Center

VANCOUVER, British Columbia, Feb. 27, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corporation (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles, has engaged BDO USA’s Site Selection & Business Incentives Practice (“BDO”), to lead the Company’s search for an assembly facility and engineering technical center in the United States.

After a nationwide review of potential locations that matched ElectraMeccanica’s criteria, BDO has identified seven states as finalists and sent initial request for proposals to the chief economic development entities in each of Arizona, Colorado, Florida, North Carolina, South Carolina, Tennessee and Texas. The leading location and backup sites are expected to be announced in the third quarter of 2020.

ElectraMeccanica intends to maintain a capital-light model and begin commercial production and delivery of its flagship, single-seat, three wheeled SOLO EV during 2020 with its contract manufacturing partner and strategic investor, Zongshen Industrial Group (Zongshen), in Chongqing, China. In conjunction with the proposed new ElectraMeccanica U.S. facility, Zongshen will continue to manufacture SOLO EVs for the global market, while also supplying knock-down kits for assembly in the United States.

The proposed new U.S. facility is expected to employ up to 200 people and feature a state-of-the art engineering technical center. Collectively, the operation would be expected to meet the growing demand for SOLO EVs throughout the United States, where EVs are expected to exceed more than 30% of all passenger vehicles by 2040. In addition, the proposed new U.S.-based facility would allow ElectraMeccanica to reduce or potentially eliminate tariffs, as well as benefit from logistical efficiencies.

Paul Rivera, CEO of ElectraMeccanica, said: “This strategic initiative will not only allow us to limit uncertainties in the global supply chain, but also grow our talent pool of engineering resources and seize the tremendous market opportunities in the USA.”

Sleek, maneuverable and environmentally friendly, the three-wheeled SOLO redefines the mobility space, offering a trendy, fun and safe vehicle that will solve many of the challenges of urban driving. The vehicle is also ideal for the exponentially growing commercial fleets that have a single occupant making deliveries of their merchandise, as well as ride share companies looking to offer a sleek option for individuals driving alone.

Tom Stringer, Leader for the National Site Selection & Business Incentives Practice, BDO USA, said: “We are delighted to have been selected by ElectraMeccanica to assist them in finding the ideal U.S. location that will serve as a partner for this strategic expansion. The company offers a unique mobility solution that’s exciting and incomparable to other EV companies.”

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

About BDO Site Selection & Incentives
BDO’s Site Selection & Incentives practice works with clients to identify the ideal locations for new or relocating operations, analyze business climates and labor markets, and maximize economic development incentives. In the last decade they have secured over $2 Billion in state and local support for their clients, including noteworthy transportation startups, multiple Fortune 500 Corporate Headquarters, major national defense projects and several professional sports leagues.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

ElectraMeccanica:
Paul Rivera
Chief Executive Officer
Paul.Rivera@electrameccanica.com
734-272-2934

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Source: ElectraMeccanica Vehicles Corp

Released February 27, 2020